SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

JUMA TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

48138T100
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 10 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7 SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - 214,483,850
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - 214,483,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,483,850

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.5%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 10 pages

CUSIP No.:  48138T100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7 SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - 214,483,850
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - 214,483,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,483,850

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.5%

14	TYPE OF REPORTING PERSON

IA

Page 3 of 10 pages

CUSIP No.:  48138T100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	7 SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

CO

Page 4 of 10 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7 SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

PN

Page 5 of 10 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7 SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8 SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

OO

Page 6 of 10 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Juma Technology Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 4 supplements Items 3, 4 and 7, and amends and restates in its entirety Item 5, of the Schedule 13D (as amended) originally filed on October 19, 2009.

ITEM 3.                Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in Item 4 of this Amendment No. 4 were from working capital of the Master Fund, and the amount of funds totaled in the aggregate $2,000,000.

ITEM 4.                Purpose of Transaction.

March 31, 2010 Note and Warrant Purchase Agreement

On March 31, 2010, the Issuer entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) with the Master Fund (attached as an exhibit to the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 5, 2010).  Under the Purchase Agreement, the Issuer executed and delivered to the Master Fund (a) a 10% convertible bridge note in the aggregate principal amount of $2,000,000 (the “Note”) and (b) a Series A Warrant to purchase an aggregate of 6,666,666 shares of the Issuer’s common stock (the “Warrant”). The Note and the Warrant are convertible/exercisable into shares of Common Stock at any time at the option of the Master Fund at an initial conversion/exercise price of $0.15 per share, provided that they cannot be exercised or converted to the extent that after giving effect thereto the beneficial ownership the Master Fund, VCAF and their affiliates would exceed 4.99% of the Issuer’s outstanding Common Stock (which restriction in each case can be lifted upon 61 days notice).

Waiver of Price Protection

Concurrently with the above described Purchase Agreement, the Company has entered into an Acknowledgement and Waiver of Anti-Dilution Adjustments (the “Acknowledgement”).  Under the Acknowledgement, the Company acknowledged that the price protection provisions of the Series B Preferred Stock and certain Series B Warrants were triggered.  By agreement, the per share Warrant Price under the Series B Warrants, which had been previously reduced from $0.46 to $0.25, shall remain at $0.25, and the Master Fund and VCAF, as applicable, agree to waive the price protections of the Series B Preferred Stock.

ITEM 5.                Interest in Securities of the Issuer.

(a)           The Master Fund and VCAF, collectively, (i) own 1,116,705 shares of Common Stock, (ii) have the ability to acquire an additional 213,367,145 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 214,483,850 shares of Common Stock, representing 82.5% of all of the Issuer’s outstanding Common Stock.  The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 46,468,945 shares of Common Stock outstanding as of March 22, 2010, as reported on the Issuer’s Form 10-K filed on March 29, 2010.

Page 7 of 10 pages

(b)           The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 214,483,850 shares of Common Stock reported herein.

(c)           Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.               Material to be Filed as Exhibits.

Exhibit No.          Document

14.	Form of Note and Warrant Purchase Agreement dated as of March 31, 2010*

15.	Form of 10% Convertible Bridge Note*

16.	Form of Series A Warrant*

17.	Form of Acknowledgement and Waiver of Anti-Dilution Adjustments*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 5, 2010.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the
Investment Manager, as a Director of the Master Fund, and
as authorized signatory of the General Partner (for itself and
VCAF)

Page 9 of 10 pages

EXHIBIT INDEX

Exhibit No.	Document

14.	Form of Note and Warrant Purchase Agreement dated as of March 31, 2010*

15.	Form of 10% Convertible Bridge Note*

16.	Form of Series A Warrant*

17.	Form of Acknowledgement and Waiver of Anti-Dilution Adjustments*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 5, 2010.

Page 10 of 10 pages